Exhibit 99.1

Santiago, October 16, 2015
GG/161/2015

Mr. Carlos Pavez Tolosa
Superintendent
Superintendency of Securities and Insurance
PRESENT

REF.: MATERIAL EVENT NOTICE

For your information,

In accordance with the provisions set forth in articles 9 and 10 of Law 18,045 on Securities Markets, and Chapter 18-10 of the compilations of Norms of the Superintendency of Banks and Financial Institutions ("SBIF"), we notify you of the following MATERIAL EVENT:

Today, October 16, 2015, Mr. Rafael Guilisasti Gana has resigned from CorpBanca's Board of Directors. According to his resignation letter, the reasons are based on his new duties as Chairman of different companies' board of directors and on his desire of not affecting the Bank by such new responsibilities.

Sincerely,

Fernando Massú Taré
Chief Executive Officer